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                                               FILED BY PHARMACIA & UPJOHN, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                       SUBJECT COMPANY: PHARMACIA & UPJOHN, INC.
                                                   COMMISSION FILE NO. 001-11557


On March 30, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("Pharmacia & Upjohn") and Monsanto Company, a Delaware corporation, ("Monsanto"), jointly issued the following press release:



                      EUROPEAN COMMISSION CLEARS MERGER OF
                        MONSANTO AND PHARMACIA & UPJOHN

ST. LOUIS and PEAPACK, N.J. (March 30, 2000) - Monsanto Company (NYSE: MTC) and Pharmacia & Upjohn (NYSE: PNU) today announced that the European Commission has cleared the planned merger of the two companies. Based on the European approval, the companies confirmed plans to close the merger on Friday and to begin trading as Pharmacia Corporation on Monday.

     In relation to the European Commission ruling, the two companies have agreed to divest a few immediate-release analgesic products marketed by Pharmacia & Upjohn in Sweden. Sales of these products are not significant and are immaterial to the overall transaction.

     Pharmacia Corporation will have one of the strongest sales forces in the global pharmaceutical industry, an expansive product portfolio, a robust new product pipeline, and an annual pharmaceutical R&D budget of more than $2 billion. Pharmacia Corporation also will have one of the world's leading fully integrated agricultural businesses.

     Pharmacia Corporation's corporate and pharmaceutical business headquarters will be in Peapack, N.J. The agricultural business headquarters will be in St. Louis and will retain the Monsanto name.



Pharmacia & Upjohn Media Contact:             Monsanto Company Media Contact:
Paul Fitzhenry (908) 901-8770                 Scarlett Lee Foster (314) 694-2883

Pharmacia & Upjohn Analyst Contact:           Monsanto Company Analyst Contact:
Craig Tooman (908) 901-8853                   Ann Gualtieri (847) 581-6280


                                ****************

Monsanto and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE
SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Website, www.sec.gov.

In addition, the Form 10-K and other documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-3155. The Form 10-K and other documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY.